UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 6, 2022, at the direction of the Nomination and Compensation Committee of Global Blue Group Holding AG (the “Company”), Ocorian Limited (formerly Estera Trust (Jersey) Limited) (the “Employee Benefit Trust”) allocated an aggregate of 1,189,977 common shares with a nominal value of CHF 0.01 each (“Common Shares”) to certain employees, ex-employees and members of management. The aggregate grant date fair value of such award (based on the volume-weighted average price (“VWAP”) on September 6, 2022) was $5.7 million. The Company’s Chief Executive Officer and the other executives of the Company received an aggregate of 691,425 shares with a grant date fair value (based on VWAP on September 6, 2022) of $3.3 million. The remaining 498,552 shares with a grant date fair value (based on the VWAP on September 6, 2022) of $2.4 million were awarded to other employees, ex-employees and members of management.

Following the award of such shares and the vesting of certain restricted stock awards linked to the Company’s management incentive plan, certain employees, ex-employees and members of management sold 489,183 Common Shares (the “Management Sold Shares”) to CK Opportunities Wolverine S.à r.l (the “CK Investor”), an existing investor in the Company, in a private placement. The proceeds of such sale were used solely to satisfy tax withholding obligations of the sellers arising in connection with the award of shares described above and the vesting of certain restricted stock awards. Separately, Thomas Farley (the Company’s Chairman) has also sold 210,000 Common Shares to the CK Investor in a separate transaction (such Common Shares, together with the Management Sold Shares, the “Sold Shares”). In connection therewith, the Company and CK Investor entered into an amendment (the “Registration Rights Agreement Amendment”) to the Registration Rights Agreement, dated as of June 13, 2022, by and among the Company and the CK Investor, to grant the CK Investor registration rights related to the Sold Shares.

The preceding description of the Registration Rights Agreement Amendment is qualified in its entirety by reference to the Registration Rights Agreement Amendment filed as Exhibit 10.1 to this report.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-259200) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2022
GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern

Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
10.1	Registration Rights Agreement Amendment, dated September 8, 2022, by and between Global Blue Holding AG and CK Opportunities Wolverine S.à r.l